UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

LGAM Private Credit LLC (Name of Subject Company (Offeror and Issuer))

LGAM Private Credit LLC (Name of Filing Persons (Issuer))

Common Units (Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jeffrey S. Levin
MS Capital Partners Adviser Inc.
1585 Broadway
New York, NY 10036
(212) 761-3580
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to: Thomas J. Friedmann William J. Bielefeld Matthew J. Carter Jonathan H. Gaines Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 29, 2024 by LGAM Private Credit LLC (the “Company”) in connection with an offer by the Company to purchase up to 243,621 of its outstanding Common Units (the “Units”) at a price equal to the net asset value per Unit as of June 30, 2024 upon the terms and subject to the conditions set forth in the Offer to Purchase and related letter of transmittal (the “Offer to Purchase” and the tender offer made thereby, the “Offer”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase. The Offer expired at 12:01 a.m., Eastern Time, on June 28, 2024. No Units were validly tendered in connection with the Offer, and, as a result, no Units are being repurchased pursuant to the Offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LGAM Private Credit LLC

By:	/s/ David Pessah
Name:	David Pessah
Title:	Chief Financial Officer
Dated: August 6, 2024